Exhibit 99.1

Scuderia Ferrari renews its partnership with Philip Morris International

Maranello (Italy), 4 September 2017 - Ferrari N.V. (NYSE/MTA: RACE) announces that Scuderia Ferrari has renewed its multi-year partnership with Philip Morris International (NYSE: PM).
The agreement continues the collaboration of over 40 years between Philip Morris International and Scuderia Ferrari.

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